                               A. M Castle & Co.

Larry A. Boik
Vice President-Finance & CFO

January 16, 2007

Mr. Carl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010

Re:    A. M. Castle & Co.
             File No. 1-5415

Dear Mr. Hiller:

This letter responds to your letter of January 5, 2007 relating to A. M. Castle & Co.’s
(“Company” or “we”) Form 10-K filing for the fiscal year ended December 31, 2005, filed on March 31, 2006 (the Form 10-K) and Form 8-K/A filed on November 7, 2006 and is in furtherance of your ongoing review which originated with your letter of September 5, 2006.

This letter supplements our letters of October 4, 2006 and December 6, 2006 to provide additional information and to address each of the comments in your January 5th letter.

Comment Responses

Our responses to the comments in your letter are identified by the same paragraph numbers used in your letter.

    1.   We note your response to prior comment 3, indicating you would prefer to remove the measure of gross material from your Statements of Operations, rather than report a measure that reflects all costs of sales, such as the costs of receiving. picking, storage, freight and DD&A, currently presented in separate line items below the margin metric. However, you explain that you would continue to report the non-GAAP measure in MD&A and selected quarterly data.

                       3400 North Wolf Road, Franklin Park, Illinois 60131
                            (847) 359-2576 Fax (847) 455-6930
                               Email: lboik@amcastle.com

                                            United States Securities and Exchange Commission
                                                                       January 16, 2007
                                                                               Page 2

Please understand that the scenario under which you would remove the margin measure, rather than recalculate after repositioning the relevant costs, is under consideration because we believe that GAAP would require a more comprehensive measure than is currently depicted. Therefore, although we would not object if you remove the margin metric from your Statements of
Operations, if you disclose the measure as currently computed elsewhere in the filing, you will need to include the disclosures required under Item 10(e) of
Regulation S-K. Based on your characterization, we would expect the most comparable GAAP-based measure to which it would need to be reconciled to be gross margin, reflecting all costs of sales, including the costs of processing, receiving, picking, and DD&A and maintenance related to your storage, warehouse and workshop facilities.

Please submit the draft disclosures that you would provide under this scenario, and be sure to include the reasons management believes the measure provides useful information that is not reflected in any GAAP measure, as well as a balanced discussion of the most comparable GAAP-
based measure. It should be clear that disclosure is not precluded by the guidance in Item 10(e)(1)(ii)(A) and (B) of Regulation S-K.

As previously stated, on a prospective basis, the Company will eliminate the “Gross
Material Margin” line item in its Statement of Operations presentation to bring this matter to a conclusion prior to the preparation of our Annual Report for the year ended
December 31, 2006. Consistent with the presentation by other companies in the steel service center industry, the Company will reflect a detailed “Costs and expenses”
section in its Statement of Operations following the “Net sales” line item. This section will include the following components: “Cost of materials”, “Plant and delivery expense”, “Sales, general and administrative expense” and “Depreciation and amortization expense.” The definition of these line items will be consistent with their historical definitions and they will include the same costs and expenses as they have in prior years. The “Gross Material Margin” sub-total will no longer be reflected on the
Statement of Operations.

We have considered your guidance as indicated in your comment and have reconsidered our future presentation of the referenced metric. Our supplemental unaudited quarterly financial data, included in the footnotes to our financial statements, and Management’s Discussion and Analysis section of the 10-K will also exclude the use of “Gross Material Margin” in our future filings. In concert with your guidance, in future filings, we will disclose in the quarterly financial data footnote to the financial statements “Gross profit,” which will reflect “Net sales” less “Cost of materials ”, “Plant and delivery expense”, and “Depreciation and amortization expense,” which in the aggregate, includes all costs of materials, processing, picking, receiving, facility and equipment maintenance, and DD&A in relation to our operations. A sample of this proposed format for our Statement of Operations and for the quarterly financial data footnote disclosure is attached as Schedule “A” to this letter.

                                        United States Securities and Exchange Commission
                                                                    January 16, 2007
                                                                           Page 3

        2.  We have read your response to prior comment four in which you explain that the pro forma adjustment described in point (e) of Note 2 relates to an additional "one time expense" that you will incur to document and assess internal controls.  Give your characterization of this adjustment, it does not appear to meet the criteria (ii) of Rule 11-02(b)(6) of Regulation S-X, since it would not ahve a continuing impact (i.e. it is not decribe[d] as a recurring charge). Please acknowledge your understanding of this requirement, and tell us whether you believe the difference would be sufficiently material to require a restatement of your pro forma presentation.

    You are correct in citing that our response in regards to the additional expense relating to the documentation and assessment of internal controls referred to these costs as being “one-time expense”. Our earlier response to you on this matter could have further elaborated on this point. Although there is a factually supportable cost (quotations and invoicing) associated with the work preformed by David Lewis Company to initially bring the internal control documentation of this formerly privately-held enterprise up to Section
    404 compliance, we should have elaborated on the continuing impact of that work.
    Specifically, the current year costs include the initial costs of creating internal control documentation, assessing those controls and performing a risk assessment for the acquired business. In subsequent years, a significant portion of such expense will remain as the Company annually must perform risk assessments, update its documentation of internal controls and regularly perform testing at the acquired business to support its own assessment of the effectiveness of its internal controls.
    Additionally, fees paid to our external auditors will increase due to the expanded scope of their required audit services as a result of this acquisition. Therefore, we believe that point (e) of Note 2 as filed in our Form 8-K/A does meet the criteria of Rule 11-02
    (b)(6)(ii) of Regulation S-X as a recurring expense.

    Notwithstanding the foregoing, we believe the amount of the costs relating to point (e) of
    Note 2 is not sufficiently material to warrant a restatement of our pro forma presentation as it represents less than 1.6% of the consolidated company’s pro forma net income as presented in the Company’s filing on Form 8-K/A filed on November 7, 2006.

    Finally, the Company acknowledges the following:

            w  The Company is responsible for adequacy and accuracy of the disclosure in the filing
        w  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                                        United States Securities and Exchange Commission
                                                                    January 16, 2007
                                                                           Page 4

         w The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

    If the Commission wishes further explanation or information regarding the above please do not hesitate to contact the undersigned.

Sincerely,

/s/ Lawrence A. Boik
Vice President & Chief Financial Officer

    LAB:kar
    cc: Ms. Tracie Towner, United States Securities and Exchange Commission

Attachment “A”

A.M. Castle & Co.
Consolidated Statement of Operations
Period Ended XXX, 200X
(dollars in thousands, except per share data)

Net Sales				$XX

Costs and Expenses:
Cost of materials (exclusive of depreciation shown below)				XX
Plant and delivery expense				XX
Sales, general and administrative expense				XX
Depreciation and amortization expense				XX

Operating income				XX

Interest expense, net				XX

Income before taxes and equity earnings of joint venture				XX
Equity in earnings of joint venture				XX
Net income				XX
Preferred dividends				XX
Net income applicable to common stock				$XX

Basic earnings per share				$XX
Diluted earnings per share				$XX
Dividends per common share				$XX

Footnote XX - Selected quarterly financial data (unaudited)

(dollars in thousands)

	First	Second	Third	Fourth
Year XXXX	Quarter	Quarter	Quarter	Quarter

Net Sales	$XX	$XX	$XX	$XX
Gross Profit (1)	XX	XX	XX	XX
Net income	XX	XX	XX	XX
Preferred dividends	XX	XX	XX	XX
Net income applicable to common stock	XX	XX	XX	XX
Net income per share - basic	XX	XX	XX	XX
Net income per share - diluted	XX	XX	XX	XX

(1)	Gross profit is net sales less the cost of materials, plant
and delivery expense and depreciation and amortization expense.